

June 16, 2011

Via E-mail
Kaleil Isaza Tuzman
Chairman and Chief Executive Officer
KIT Digital, Inc.
168 Fifth Avenue, Suite 302
New York, New York 10010

>   **Re: KIT Digital, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed March 17, 2011, as amended May 2, 2011**
>
>   **Form 10-Q for the period ended March 31, 2011**
>   **Filed May 10, 2011**
>
>   **File No. 001-34437**

Dear Mr. Tuzman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 29

1.   We note that goodwill of $89.0 million and $36.5 million represented about 30% and 45% of your total assets as of December 31, 2010 and 2009, respectively. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnotes and in your critical accounting policies regarding your impairment

testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- the percentage by which fair value exceeded carrying value as of the most recent step-one test;
- the amount of goodwill allocated to the unit;
- a description of the methodology used to determine fair value;
- a description of key assumptions used and how the key assumptions were determined; and
- a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Results of Operations, page 31

2.	Please provide more analysis as to reasons behind your period-to-period changes in your "results of operations" section. More detail should be provided as to why line items have changed and whether any changes have prospective implications. In addressing prospective financial condition and operating performance, there are circumstances, particularly regarding known material trends and uncertainties, where forward-looking information is required to be disclosed.

3.	We note your disclosure that consolidated revenue increased by 125% for fiscal year ended December 31, 2010 due to an increase in customers, increased spending by existing customers, and revenue from the acquired companies not included in prior period results. Expand your MD&A to describe your organic growth and the transactions that contributed to your increase in revenues in 2010.

Liquidity and Capital Resources, page 33

4.	Please revise to discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for at least the next twelve months. In addition, provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. Refer to Section IV of the Commission's Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

5.   In addition, when discussing your liquidity, please revise to specifically describe known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future. This includes identifying any items that are the primary underlying drivers in contributing to uncertainties or variability in your cash flows.

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-4

6.   We note your presentation of gross profit. It appears that you classify all of your depreciation expense as selling, general or administrative costs, which are excluded from gross profit. If your cost of goods and services exclude depreciation and amortization for property and equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit since it results in a figure for income before depreciation, which is prohibited by SAB Topic 11:B. Please refer to SAB Topic 11:B and revise your presentation accordingly, or tell us why you believe that your presentation is correct.

Note 2. Summary of Significant Accounting Policies, page F-9

Recent Accounting Pronouncements, page F-13

7.   We refer to the transition guidance provided in Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. On page F-13, you disclose that you adopted the new guidance during the quarter ended September 30, 2010 and that you retrospectively applied it to January 1, 2010. Please tell us how you complied with the transition guidance found in ASC 605-25-65-1(b)(2) that requires you to disclose certain information for all previously reported interim periods in the fiscal year of adoption. We note from your disclosures on page 36, that you experienced an increase in business related to complex multi-element contracts in 2010. In this regard, tell us the basis for your statement that the adoption of ASU 2009-13 did not have a material impact on prior results but will have an impact prospectively, and clarify if you expect the prospective impact to be material. If the effect of adopting ASU 2009-13 is material, tell us how you complied with ASC 605-25-65-1(d).

8.   Please revise to clarify if multiple element arrangements make up the majority of your revenue arrangements and provide all of the disclosures required by ASC 605-25-50-2, including, but not limited to the following:

*   the significant deliverables within the arrangements;
*   the general timing of delivery or performance of service for the deliverables within the arrangements;
*   performance-, cancellation-, termination-, and refund-type provisions;

- whether the significant deliverables in the arrangements qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable;
- the general timing of revenue recognition for significant units of accounting; and
- separately, the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration.

Note 3. Acquisitions, page F-14

9.	We refer to your 2009 and 2010 acquisitions. Please tell us how you have complied with ASC 805-10-50-2(h)(1), the requirement to disclose the amounts of revenue and earnings of each acquiree since the acquisition date included in your consolidated income statement for the reporting period.

10.	We refer to the pro forma disclosures associated with your acquisitions found on page F-21. You indicate that the acquisitions of Nunet AG and The FeedRoom, Inc. from October 2009 are not presented in the pro forma combined results of operations for the year ended December 31, 2009 as portions of these businesses ceased and management believes that the organization and nature of these businesses has changed significantly after acquisition. In this regard, please tell why you believe it is appropriate to exclude the results of these acquisitions and how you have complied with ASC 805-10-50-2(h)(2).

Note 8. Goodwill, page F-25

11.	Please revise to disclose the changes in the carrying amount of goodwill for each of your reportable segments as required by ASC 350-20-50-1.

12.	We refer to the disclosure on page F-21, where you indicate management's belief that the organization and nature of Nunet AG and The FeedRoom, Inc. have changed significantly since acquisition. Please tell us how the organization and nature of these two acquired companies have changed and how you considered the interim impairment testing guidance found in ASC 350-30-35-30. Please also tell us how these changes affected your 2010 annual impairment test.

Note 18. Segment Reporting, page F-35

13.	We note from your disclosures on page 29 that you manage your business across three major geographical profit and loss centers. Please tell us the operating segments you have identified in accordance with ASC 280-10-50 and if you have aggregated operating segments, disclose this in Note 18 and provide us with your analysis of the aggregation criteria in accordance with ASC 280-10-50-11. In addition, please provide all of the following segment disclosures:

- the general information required by ASC 280-10-50-21;
- the information about profit or loss and assets as required by ASC 280-10-50-22; and
- all other disclosures, as applicable, required by ASC 280-10-50-23 to 26.

14.   It appears that goodwill and intangible assets may be presented in Corporate. Please tell us how you determined your reporting units in accordance with ASC 350-20-35-33 to 38, and tell us what those reporting units are.

Form 10-K/A for the fiscal year ended December 31, 2010

Board Leadership Structure, page 7

15.   We note your disclosure that the Chairman of the Board and the Chief Executive Officer positions are combined. Please clarify your disclosure as to whether and why the company has a lead independent director. If so, describe the specific role the lead independent director plays in the leadership of the company. Refer to Item 407(h) of Regulation S-K. We note your disclosure on page 17 discussing the annual compensation of a lead independent director, yet it is unclear from your disclosure that you currently have a lead independent director in place.

Summary Compensation Table, page 10

16.   We note your bonus awards to your named executive officers were awarded based upon achieving particular operational and strategic milestones in 2010. Yet we note you report the awards in the "Bonus" column of the table. It appears that you should report these awards in your Summary Compensation Table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. If you disagree, please provide an analysis as to why you believe these amounts should be characterized as bonus awards rather than non-equity incentive plan awards. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Form 10-Q for the period ended March 31, 2011

Note 9. Acquisitions, page 11

17.   We refer to your 2011 acquisitions and note your presentation of pro forma information as if the acquisitions occurred on January 1, 2011. Please revise to comply with ASC 805-10-50-2, the requirement to disclose the revenue and earnings of the combined entity for the comparable prior reporting period as though the acquisition date for all business

combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. Please also tell us why you believe it is appropriate to include pro forma adjustments relating to the disposition of certain elements of the professional services business represented by Visual Connection.

Note 11. Income Taxes, F-27

18.   Please revise to disclose the information about your unrecognized tax benefits in accordance with ASC 740-10-50-15-15A, and the related policy choice for penalties and interest in accordance with 740-10-50-19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at (202) 551-3359, John Zitko, Attorney-Advisor, at (202) 551-3399, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via E-mail
Spencer Feldman, Esq.
Greenberg Traurig, LLP